SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended January, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

press release

17 January, 2011

BP AWARDED FOUR AUSTRALIAN
DEEPWATER EXPLORATION BLOCKS

BP today announced that it has been awarded four deepwater offshore blocks in the Ceduna Sub Basin within the Great Australian Bight, off the coast of South Australia.

BP said that it will explore Exploration Permit for Petroleum (EPP) areas EPP 37, EPP 38, EPP 39 and EPP 40 covering an area of 24,000 km2 for oil and gas reserves, with the right to develop any commercially viable discoveries.

"This is a material and early move into an unexplored deepwater basin" said Mike Daly, Executive Vice President of Exploration for BP.

"The Ceduna Sub Basin is a very exciting new exploration area for BP. Our experience tells us that the geology has a high potential for containing hydrocarbons," added Dr Phil Home, Managing Director of BP's Australian upstream oil and gas business.

BP said that the proposed exploration activity would be phased over 6 years and, as part of the regulatory approval process, would be subject to detailed environmental assessment.

Notes to Editors

BP Australia is an energy company involved in a wide range of activities, such as exploring for and producing natural gas and crude oil resources, refining and marketing petroleum products, producing lubricants, and generating electricity from solar panels.

BP is a joint venture participant in the North West Shelf Project and also owns assets which are being developed in the Gorgon LNG Project and the Browse LNG Projects. Its downstream business is centred on refineries near Brisbane and Perth and has a network of almost 1,400 service stations throughout Australia.

Seismic survey activity could take place in the summer of 2011/12. Drilling activity is not expected to take place until 2013 or 2014. BP is committed to use the intervening time to fully implement the lessons learned from the investigations into the Montara and Deepwater Horizon incidents, and is working closely with the Australian Government, the South Australian Government and industry to do so.

Further information:

BP press office, London: +44 (0)20 7496 4076, bppress@bp.com
Jamie Jardine, BP Australia press office 03 9268 353 or 0410 479 002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 17 January, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary